EX-28.h.8

AMENDED AND RESTATED FEE WAIVER AGREEMENT FOR

DIMENSIONAL INVESTMENT GROUP INC.

AMENDED AND RESTATED FEE WAIVER AGREEMENT, made this 15th day of December, 2017, between Dimensional Investment Group Inc., a Maryland corporation (the “Fund”), on behalf of certain portfolios of the Fund, as identified below (each a “Portfolio,” and together, the “Portfolios”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”), amending and restating certain waiver agreements previously entered into by the Fund and Dimensional.

WHEREAS, Dimensional has entered into Investment Management Agreements with the Fund, on behalf of the Portfolios, pursuant to which Dimensional provides various services to the Portfolios, and for which Dimensional is compensated based on the average net assets of such Portfolios; and

WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of each Portfolio and its shareholders to limit the fees of the Portfolios of the Fund as listed below;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver by Dimensional.

Dimensional agrees to waive all or a portion of each Portfolio’s management fee to the extent necessary to limit the total management fees paid to Dimensional by a Portfolio, including the proportionate share of the management fees a Portfolio pays indirectly through its investment in other funds managed by Dimensional, except for the fees paid indirectly through its investment of securities lending cash collateral in The DFA Short Term Investment Fund, to the following rates listed below for each Portfolio:

Portfolio	Total Management Fee
U.S. Large Cap Value Portfolio II	0.11%
U.S. Large Cap Value Portfolio III	0.11%
LWAS/DFA U.S. High Book to Market Portfolio	0.11%
Tax-Managed U.S. Marketwide Value Portfolio II	0.20%
DFA International Value Portfolio II	0.21%
DFA International Value Portfolio III	0.21%
Emerging Markets Portfolio II	0.25%

2.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.

3.

Duration and Termination. This Agreement shall continue in effect permanently for each Portfolio. This Agreement may be terminated at any time by the Fund. This Agreement shall automatically terminate upon the termination of the Investment Management Agreement between Dimensional and the Fund, on behalf of such Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DIMENSIONAL INVESTMENT GROUP INC.	DIMENSIONAL FUND ADVISORS LP

By: DIMENSIONAL HOLDINGS INC., General Partner

By:	By:
Name:	Name:
Title:	Title: